

July 21, 2010

David P. Holveck
President and Chief Executive Officer
Endo Pharmaceuticals Holdings Inc.
100 Endo Boulevard
Chadds Ford, Pennsylvania 19317

> **Re:** **Endo Pharmaceuticals Holdings Inc.**
> **Form 10-K for the year ended 12/31/2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Supplemental Response filed June 25, 2010**
> **File No. 001-15989**

Dear Mr. Holveck:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Compensation Discussion and Analysis, page 27

1. We note your response to our prior comment 4. However, Item 407(c)(2)(vi) of Regulation S-K requires that you explicitly state whether your company has a diversity policy that must be considered when nominating director candidates. Please provide draft disclosure as you expect it to appear in your next proxy filing which meets this Item 407(c)(2)(vi) requirement.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Rosenthall at (202) 551-3674 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director